UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Toreador Resources Corporation
(Name of Issuer)

Common Stock, $0.15625 par value
(Title of Class of Securities)

891050106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON CRAIG M. MCKENZIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON MARC SENGÈS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 891050106

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Nanes Balkany Partners I LP, a Delaware limited partnership (“Nanes Balkany Partners I”), Nanes Balkany Partners LLC, a Delaware limited liability company (“Nanes Balkany Partners”), Nanes Balkany Management LLC, a Delaware limited liability company (“Nanes Balkany Management”), Julien Balkany (“Mr. Balkany”), Daryl Nanes (“Mr. Nanes”), Craig M. McKenzie (“Mr. McKenzie”) and Marc Sengès (“Mr. Sengès”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Nanes Balkany Partners is the general partner of Nanes Balkany Partners I.  Nanes Balkany Management is the investment manager of Nanes Balkany Partners I.  The managing members of Nanes Balkany Partners and Nanes Balkany Management are Messrs. Balkany and Nanes.  By virtue of their positions with Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes have the sole power to vote and dispose of the Shares owned by Nanes Balkany Partners I.

(b)           The principal business address of each of Nanes Balkany Partners I, Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes is 400 Madison Avenue, Suite 12C, New York, New York 10017.  The principal business address of Mr. McKenzie is 17 Villosa Ridge Point, Calgary, Alberta, Canada T3Z 1H3.  The principal business address of Mr. Sengès is 11 bis chemin du Port de Bellerive, 1245 Collonge-Bellerive, Switzerland.

(c)           The principal business of Nanes Balkany Partners I is investing in securities.  Nanes Balkany Partners I pursues primarily active investments in publicly traded oil and gas exploration and production companies that it believes are trading at a significant discount to their intrinsic values or where one or more potential catalysts exist that could materially unlock the inherent value of those companies.  The principal business of Nanes Balkany Partners is acting as the general partner of Nanes Balkany Partners I.  The principal business of Nanes Balkany Management is acting as the investment manager of Nanes Balkany Partners I.  The principal occupation of Mr. Balkany is serving as a managing member and Chief Investment Officer of Nanes Balkany Partners and managing member of Nanes Balkany Management.  Concurrently, Mr. Balkany is a managing director of Nanes Delorme Capital Management LLC, a Delaware corporation (“Nanes Delorme Capital”), whose principal business is to provide financial advisory and broker-dealer services.  The principal occupation of Mr. Nanes is serving as the managing partner of Nanes Delorme Capital and as a managing member of Nanes Balkany Partners and Nanes Balkany Management.

CUSIP NO. 891050106

The principal occupation of Mr. McKenzie was serving as Chief Executive Officer of Canadian Superior Energy Inc., a Canadian oil and gas exploration and production company with upstream operations in Canada, Trinidad & Tobago and Tunisia/Libya, until December 2008.  Mr. McKenzie left Canadian Superior Energy Inc. to pursue other interests.

The principal occupation of  Mr. Sengès is serving as the Corporate Secretary and General Counsel of Progisys International, a private oil & gas services company with operations in Europe, Africa and Asia.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Nanes and McKenzie are citizens of the United States of America.  Messrs. Balkany and Sengès are citizens of France.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,082,439 Shares beneficially owned in the aggregate by Nanes Balkany Partners I is approximately $8,415,043, including brokerage commissions and the purchase cost of the Issuer’s 5% Convertible Senior Notes due October 1, 2025 (the “Convertible Notes”).  The securities of the Issuer owned by Nanes Balkany Partners I were acquired with partnership funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2009, Nanes Balkany Partners I delivered a letter to the Issuer nominating Messrs. Balkany, McKenzie and Sengès (the “Nominees”), as set forth therein, for election to the Issuer’s Board of Directors at the Issuer’s 2009 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).  If elected at the Annual Meeting, the Nominees will constitute a minority of the Issuer’s Board of Directors.

CUSIP NO. 891050106

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 20,263,333 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 7, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

As of the date hereof, Nanes Balkany Partners I beneficially owns 1,082,439 Shares, constituting approximately 5.3% of the Shares outstanding, consisting of 1,047,400 Shares owned by Nanes Balkany Partners I and 35,039 Shares currently issuable upon the conversion of $1,500,000 principal amount of Convertible Notes owned by Nanes Balkany Partners I.  As the general partner of Nanes Balkany Partners I, Nanes Balkany Partners may be deemed to beneficially own the 1,082,439 Shares beneficially owned by Nanes Balkany Partners I, constituting approximately 5.3% of the Shares outstanding.  As the investment manager of Nanes Balkany Partners I, Nanes Balkany Management may be deemed to beneficially own the 1,082,439 Shares beneficially owned by Nanes Balkany Partners I, constituting approximately 5.3% of the Shares outstanding.  As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the 1,082,439 Shares beneficially owned by Nanes Balkany Partners I, constituting approximately 5.3% of the Shares outstanding.  Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the 1,082,439 Shares beneficially owned by Nanes Balkany Partners I by virtue of their authority to vote and dispose of such Shares.  Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes disclaim beneficial ownership of the Shares beneficially owned by Nanes Balkany Partners I, except to the extent of their pecuniary interest therein.

As of the date hereof, Mr. McKenzie does not own any Shares.  Mr. McKenzie, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 1,082,439 Shares beneficially owned by Nanes Balkany Partners I.  Mr. McKenzie disclaims beneficial ownership of the Shares beneficially owned by Nanes Balkany Partners I.

As of the date hereof, Mr. Sengès does not own any Shares.  Mr. Sengès, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 1,082,439 Shares beneficially owned by Nanes Balkany Partners I.  Mr. Sengès disclaims beneficial ownership of the Shares beneficially owned by Nanes Balkany Partners I.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the initial filing of the Schedule 13D. All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 891050106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 14, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which the parties have agreed, among other things, (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) to solicit proxies for the election of the Nominees or any other person designated by the Reporting Persons to the Issuer’s Board of Directors at the Annual Meeting and to take such other actions as the Reporting Persons deem advisable, and (iii) that Nanes Balkany Partners I will bear all pre-approved expenses incurred in connection with the Reporting Persons’ activities.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Nanes Balkany Partners I has agreed to indemnify each of Messrs. McKenzie and Sengès against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting.  The form of indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1.
Joint Filing and Solicitation Agreement by and among Nanes Balkany Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany, Daryl Nanes, Craig M. McKenzie and Marc Sengès, dated January 14, 2009.

99.2.	Form of Indemnification Letter Agreement.

CUSIP NO. 891050106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2009

NANES BALKANY PARTNERS I LP

By:	Nanes Balkany Partners LLC
General Partner

By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

NANES BALKANY PARTNERS LLC

By:	/s/ Daryl Nanes
	Name:	Daryl Nanes
	Title:	Managing Member

NANES BALKANY MANAGEMENT LLC

By:	/s/ Daryl Nanes
	Name:	Daryl Nanes
	Title:	Managing Member

/s/ Julien Balkany
JULIEN BALKANY

/s/ Daryl Nanes
DARYL NANES

/s/ Craig M. McKenzie
CRAIG M. MCKENZIE

/s/ Marc Sengès
MARC SENGÈS

CUSIP NO. 891050106

SCHEDULE A

Transactions in the Shares Since the Initial Filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

NANES BALKANY PARTNERS I LP

10,000	5.1261	12/26/2008
5,800	5.1598	12/29/2008
2,000	5.1654	12/30/2008
21,000	5.2041	12/31/2008
8,500	3.9550	01/08/2009
5,000	3.2336	01/13/2009

NANES BALKANY PARTNERS LLC
None

NANES BALKANY MANAGEMENT LLC
None

JULIEN BALKANY
None

DARYL NANES
None

CRAIG M. MCKENZIE
None

MARC SENGÈS
None